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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
/x/	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended December 31, 2000
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                to

Commission file number: 0-20312

VISTA Information Solutions, Inc. 401(k) Plan
5060 Shoreham Place, Suite 300
San Diego, CA 92122-5904
(Full title of the plan and the address of the plan)

VISTA Information Solutions, Inc.
5060 Shoreham Place, Suite 300
San Diego, CA 92122-5904
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

VISTA INFORMATION
SOLUTIONS, INC.
401(k) PLAN

Financial Statements as of and for the Years
Ended December 31, 2000 and 1999 and
Supplemental Schedules as of and for the
Year Ended December 31, 2000 and
Independent Auditors' Report

VISTA INFORMATION SOLUTIONS, INC. 401(k) PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of Assets Available for Benefits as of December 31, 2000 and 1999	2
Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2000 and 1999	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2000:
Assets Held for Investment Purposes at End of Year	8
Series Reportable Transactions	9

NOTE:	All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Vista Information Solutions, Inc. 401(k) Plan:

We have audited the accompanying statements of assets available for benefits of Vista Information Solutions, Inc. 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and series reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
May 11, 2001

VISTA INFORMATION SOLUTIONS, INC.
401(k) PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS
INVESTMENTS AT FAIR VALUE (Notes 3 and 4):
Pooled separate accounts	$3,961,902	$2,337,068
Employer securities — common stock	507,922	498,109
Participant loans	73,265	29,753

Total investments	4,543,089	2,864,930

CONTRIBUTIONS RECEIVABLE:
Employer	257,158	106,796
Participant	68,489	27,264

Total contributions receivable	325,647	134,060

ASSETS AVAILABLE FOR BENEFITS	$4,868,736	$2,998,990

See notes to financial statements.

VISTA INFORMATION SOLUTIONS, INC.
401(k) PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
ADDITIONS:
Contributions:
Employer	$1,147,954	$443,447
Participant	1,901,220	633,926
Rollover	722,729	23,582

Total contributions	3,771,903	1,100,955

Net investment income:
Dividends and interest	3,524	2,074
Net depreciation in fair value of investments	(1,275,840)	(23,954)

Net investment loss	(1,272,316)	(21,880)

Transfer from Environmental Risk Information and Imaging Services Plan	—	188,201

Total additions	2,499,587	1,267,276
DEDUCTION:
Benefits paid to participants	629,841	111,494

NET INCREASE	1,869,746	1,155,782
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,998,990	1,843,208

End of year	$4,868,736	$2,998,990

See notes to financial statements.

VISTA INFORMATION SOLUTIONS, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

1.  DESCRIPTION OF THE PLAN

    The following description of Vista Information Solutions, Inc. 401(k) Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General—The Plan was adopted May 1, 1991, as a defined contribution 401(k) retirement plan covering substantially all employees of Vista Information Solutions, Inc. (the "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974 ("ERISA").

    Contributions—Participants may make pretax contributions to the Plan through salary deferrals up to the lesser of 20% of eligible compensation, as defined by the Plan, or the annual maximum as defined by law ($10,500 in 2000 and $10,000 in 1999). At the discretion of the Board of Directors, the Company may contribute 3% of the participants' eligible compensation in shares of the Company's common stock as a profit sharing contribution and 20% of the participants' elective deferrals in shares of the Company's common stock as a matching contribution.

    Participants' Accounts—Individual accounts are maintained for Plan participants and are credited for their contributions and the Company's contributions. The accounts are further adjusted for investment income or losses, distributions, and certain investment transaction fees.

    Vesting—Participants are 100% vested in the salary deferral portion of their accounts and net earnings thereon. The Company's contributions and related earnings vest at a rate of 25% for each year of service. Regardless of years of service, participants become 100% vested if they die or become totally disabled while employed by the Company.

    Payment of Benefits—Participants are entitled to a distribution of their accounts upon retirement, termination of employment, hardship, or in the event of total disability or death. Employees who began employment prior to April 1, 1998 may receive their distributions in a lump-sum payment or in the form of an annuity. For employees who began employment on or after April 1, 1998, only lump-sum distributions are allowed.

    Forfeitures—Forfeitures of non-vested amounts are used by the Company to reduce employer contributions.

    Participant Loans—Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. Loans for the purchase of a primary residence may exceed five years but must not exceed a reasonable period for similar loans. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

    Plan Expenses—Administrative expenses, investment management and trustee fees are paid by the Company. Under this arrangement, total fees paid by the Company were $29,040 and $23,261 for the years ended December 31, 2000 and 1999, respectively.

    Plan Amendments—Effective January 1, 1998, the Company amended the Plan to (1) allow for employer profit sharing contributions of 3% of eligible compensation, and (2) allow for employer matching contributions equal to 20% of the participants' contributions up to specified limits. Both the employer profit sharing contributions and matching contributions are made in shares of the Company's common stock. Effective January 1, 2001, the Company amended the Plan to permit participants to make a special deferral election (including an election of no deferral) applicable only to bonus payments and other special payments of compensation.

    Transfers—Effective July 1, 1999, the defined contribution plan of Environmental Risk Information and Imaging Services ("ERIIS"), a company acquired by the Company, was merged into the Plan. Assets totaling $188,201 were transferred from the ERIIS plan to the Plan on August 27, 1999.

    Plan Termination—Although it has not expressed any intent to do so, the Company has the right to discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

    Tax Status of Plan—The Internal Revenue Service has informed the Company by determination letter dated July 30, 1999 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

    Reclassifications—Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

2.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting.

    Investment Valuation and Income Recognition—The Plan assets are administered through an agreement with Principal Financial Group ("PFG"). Investments in PFG pooled separate accounts are reported at the value reported to the Plan by PFG, which approximates fair value. Investments in common stock of the Company are held by Bankers Trust Company and listed at fair value based on quoted market prices. Participant loans are stated at their current face value, which approximates fair value. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

    Payment of Benefits—Benefits are recorded when paid.

    Accounting Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported changes in assets available for benefits during the reporting period. Actual results may differ from those estimates.

3.  INVESTMENT OPTIONS

    Participants may allocate their contributions and Company contributions to one or more of the following PFG accounts:

    Money Market—invests primarily in high-quality commercial paper, including short-term unsecured corporate loans.

    Bond and Mortgage—invests primarily in intermediate-term, investment-grade, fixed-income securities, concentrating in private-placement bonds and commercial mortgages.

    Bond Emphasis Balanced—invests primarily in bonds, stocks and convertible securities. The fund usually maintains at least 50% of assets in fixed-income securities.

    Stock Emphasis Balanced—invests primarily in stocks, bonds and convertible securities. The fund usually maintains at least 50% of assets in common stocks.

    Stock Index 500—invests primarily in the common stocks of those companies listed in the S&P 500 Stock Index.

    Large Company Blend—invests primarily in larger stocks that have a potential for growth of capital, earnings and dividends.

    Medium Company Blend—invests primarily in stocks of medium-sized companies that have a potential for growth.

    International Stock—invests primarily in common stocks of corporations located outside of the United States.

    Vista Information Solutions Common Stock

    Participants may change their investment options at any time upon request.

4.  INVESTMENTS

    The Plans investments are held by PFG and Bankers Trust Company at December 31, 2000 and 1999. The fair values of investments at December 31, 2000 and 1999, with investments that represent 5% or more of the Plan's assets separately identified, are as follows:

	2000	1999
Investments, at fair value:
Pooled separate accounts with Principal Financial Group:
Money Market	$456,834	$287,742
Stock Index 500	1,474,032	973,350
Large Company Blend	678,425	404,706
Medium Company Blend	406,083	215,127
International Stock	378,803	219,787
Participant Loans	73,265	29,753
Other	567,725	236,356

	4,035,167	2,366,821
Vista Information Solutions common stock	507,922	498,109

Total investments	$4,543,089	$2,864,930

    During the years ended December 31, 2000 and 1999, the Plan's investments appreciated (depreciated) in value as follows:

	2000	1999
Pooled separate accounts	$(155,202)	$257,958
Vista Information Solutions common stock	(1,120,638)	(281,912)

	$(1,275,840)	$(23,954)

5.  NON PARTICIPANT-DIRECTED INVESTMENTS

    Participants receive their share of employer contributions in Company stock. The non-vested portion of the contribution must remain in the Company stock and, therefore, represents a non participant-directed investment. Bankers Trust Company is unable to separate the non participant-directed and participant-directed components of the activity in the Company stock investment. As a result, the entire employer contribution portion of Company stock investment is considered non participant-directed. Net assets relating to the Vista Information Solutions common stock as of and for the years ended December 31, 2000 and 1999 are as follows:

	December 31,
	2000	1999
Investment, at fair value:
Vista Information Solutions common stock	$507,922	$498,109

	Year Ended December 31,
	2000	1999
Net depreciation of investments	$(1,120,638)	$(281,912)
Employer contributions	1,147,954	443,447
Distributions to participants	75,329	39,914

VISTA INFORMATION SOLUTIONS, INC.
401(K) PLAN
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR
DECEMBER 31, 2000

Identity of Issue	Description	Cost	Fair Value
*Principal Financial Group Money Market	Pooled Separate Account	N/A	$456,834
*Principal Financial Group Stock Index 500	Pooled Separate Account	N/A	1,474,032
*Principal Financial Group Large Company Blend	Pooled Separate Account	N/A	678,425
*Principal Financial Group Medium Company Blend	Pooled Separate Account	N/A	406,083
*Principal Financial Group International Stock	Pooled Separate Account	N/A	378,803
*Principal Financial Group Bond Emphasis Balanced	Pooled Separate Account	N/A	233,059
*Principal Financial Group Stock Emphasis Balanced	Pooled Separate Account	N/A	317,303
*Principal Financial Group Bond and Mortgage	Pooled Separate Account	N/A	17,363
*Vista Information Solutions	Common Stock	$1,401,642	507,922
Participant Loans	Loans to participants at interest rates between 9.75% to 10.5%; due dates ranging from June 30, 2001 to June 30, 2001 to June 30, 2005; principal balances ranging from $830 to $5,995; collateralized by the participant's interest in the Plan	N/A	73,265

TOTAL INVESTMENTS			$4,543,089

*Party-In-Interest

VISTA INFORMATION SOLUTIONS, INC.
401(K) PLAN
SUPPLEMENTAL SCHEDULE OF SERIES REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000

	PURCHASES		SALES
DESCRIPTION	NUMBER	PURCHASE PRICE	NUMBER	SALES PRICE	COST OF ASSET	NET GAIN (LOSS)
Vista Information Solutions Common Stock	83	$1,091,138	129	$172,793	$457,333	$(284,540)

    NOTE: The transactions included in this schedule meet the definition of reportable transactions under Section 103 of the Employee Retirement Income Security Act of 1974 and consist of series of transactions during the year involving non participant-directed investment assets of an amount in excess of 5% of the fair value of the Plan assets at the beginning of the Plan year.

EXHIBITS

23.1
Consent of Independent Auditors

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, VISTA Information Solutions, Inc. as the administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2000

VISTA Information Solutions, Inc. 401(k) Plan
By:	VISTA Information Solutions, Inc.
By:	/s/ NEIL JOHNSON Neil Johnson Vice President, Chief Financial Officer and Secretary

QuickLinks

FORM 11–K
VISTA INFORMATION SOLUTIONS, INC. 401(k) PLAN
TABLE OF CONTENTS
INDEPENDENT AUDITORS' REPORT
401(k)  Plan Statements of Assets Available for Benefits
401(k)  Plan Statements of Changes in Assets Available for Benefits
401(k)  Plan Notes to Financial Statements
401(k)  Supplemental Schedule of Assets Held for Investment Purposes
401(k)  Supplemental Schedule of Series Reportable Transactions
SIGNATURES